UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                October 31, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

SUBSCRIPTION FOR SHARES IN NTCI

TDC'S TOP MANAGEMENT HAS SUBSCRIBED FOR SHARES IN NTCI

Today, Nordic Telephone Company Investment ApS (NTCI), which is the ultimate Danish holding company in the group of companies holding an ownership interest of app. 88.2% in TDC A/S, has informed TDC that 41 senior executives of TDC have accepted the invitation to invest in NTCI and that they have subscribed shares to a total amount of DKK 51.5m. The subscription amounts to 4.3% of the ordinary share capital of NTCI.

TDC's new CEO, Jens Alder, has subscribed shares to an amount of DKK 10m; CFO, Hans Munk Nielsen, to an amount of DKK 4.5m; the current CEO and expected future Chairman, Henning Dyremose, to an amount of DKK 3m; and the Vice Chairman, Vagn S0rensen, to an amount of DKK 1m. The remaining 37 participants, including the presidents of the business lines of TDC and other senior executives, have subscribed shares to an amount of DKK 33m in total.

For further information please contact TDC Investor Relations on +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   October 31, 2006                              /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury